UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$2,500,000,000 4.125 per cent. Bonds due 25 January 2029 by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD

Dated 23 January 2024

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar (“U.S.$”) 2,500,000,000 4.125 per cent. Bonds due 25 January 2029 (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 23 January 2024 (together, the “Offering Circular”).

Item 1.	Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2.	Distribution of Obligations

The Bank entered into a Syndication Agreement dated 23 January 2024 (the “Syndication Agreement”) with the managers named therein (the “Managers”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”) with the Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the “Agreements”), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3.	Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.893%	0.125%	99.768%
Total	U.S.$2,497,325,000	U.S.$3,125,000	U.S.$2,494,200,000

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Item 4.	Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.	Other Expenses of Distribution

The joint lead managers, as named in the Syndication Agreement, shall bear and pay all costs and expenses (including legal expenses) incurred by themselves and the Managers in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the legal expenses incurred in relation to the initial listing of the Notes on the Official List of the United Kingdom Financial Conduct Authority and the admission of the Notes to trading on the London Stock Exchange’s Regulated Market, and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses and the listing fees for the initial listing of the Notes on the Official List of the United Kingdom Financial Conduct Authority and the admission of the Notes to trading on the London Stock Exchange’s Regulated Market.

Item 6.	Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.	Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Syndication Agreement dated 23 January 2024.
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**
	(iii)	The Pricing Supplement dated 23 January 2024.

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

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